Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

[Excerpt - Verizon Presentation to Insurance Underwriters]

MCI Transaction

Summary of key transaction terms1

Stock and cash consideration valued at $26.00 per MCI share, prior to any adjustments:

Up to $5.60 in cash paid by MCI after shareholder approval2

20.40 in stock plus any amount of cash dividend not previously paid by MCI, paid on closing

Minimum value of $26.00 per MCI share3 (before any downward adjustment for liabilities) with upside if Verizon’s stock price is above $35.52

Mix of stock and cash may change if Verizon’s stock price is below $35.52

Potential downward purchase price adjustment based on amount of MCI’s remaining bankruptcy and tax-related liabilities in excess of $1.775 billion, if any, at closing; under the purchase price adjustment mechanism, full amount of merger consideration at risk. MCI currently estimates range of adjustment at $0.00-$0.21 per MCI share.

1 See Proxy Statement and Merger Agreement for a more complete description of the terms.

2 If MCI pays less than the $5.60 dividend, the remainder, net of any purchase price adjustment, will be paid out by Verizon as cash merger consideration, without interest, at closing.

3 If Verizon’s average stock price during the 20-day measurement period is $35.52 or greater, the merger consideration will be 0.5743 shares of Verizon common stock per MCI share. If Verizon’s average stock price during the measurement period is less than $35.52, the merger consideration will be increased to include additional Verizon common stock or cash (at Verizon’s option) to ensure the value of the merger consideration is $20.40 assuming no downward purchase price adjustment.

Advantages of the Verizon Merger

Value of deal

Potential upside if Verizon stock above $35.52

Additional cash or stock if Verizon’s stock price below $35.52

Strategic positioning

Enhanced competitive position Full wireless capability #1 ranked by high-end data users1

Ability to sustain new investment & network quality

Significant customer support for the merger

Pro forma financial position

Strong operating position

Strong investment grade balance sheet

1 Verizon’s ranking by J.D. Power and Associates 2004 and 2005 Major Provider Business Telecommunications Study, High End Data Services Segment.

Verizon/MCI in strong competitive position

verizon

Relative Market Positions of Major US Telecom Companies

	Verizon / MCI	SBC / AT&T	Sprint / Nextel	BellSouth	Q
Market Cap ($B)[1]	$99	$95	$78	$49	$7
Enterprise Services	✓	✓	✓		
Managed solutions	✓	✓			
Wireless	Control	JV	✓	JV	Resale
International	✓	✓			
Wholesale	✓	✓		✓	✓
Enterprise Long distance	✓	✓	✓		✓
Metro LEC	✓	✓		✓	✓

[1] Stock prices as of 8/31/05. Companies with pending transactions reflect sum of market caps as of 8/31/05.

4

Steps required to complete the merger

MCI shareholder vote

scheduled for 10/6/2005

DOJ approval

FCC approval

State approvals

International approvals

In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212) 929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.